

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 28, 2021

Timothy Forrester
Executive Vice President and Chief Financial Officer
UWM Holdings Corp
585 South Boulevard E
Pontiac, MI 48341

      Re: UWM Holdings Corp
         Draft Registration Statement on Form S-1
         Submitted September 22, 2021
         CIK No. 0001783398

Dear Mr. Forrester:

      This is to advise you that we do not intend to review your registration statement.

      We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Eric Envall at (202) 551-3234 with any questions.

                Sincerely,

                Division of Corporation Finance
                Office of Finance

cc: Kara MacCullough